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                             February 13, 2024

       Marilyn Miller
       Principal Executive and Financial Officer
       Golden Star Resource Corp.
       #300-500 North Rainbow Blvd.
       Las Vegas, NV 89107

                                                        Re: Golden Star
Resource Corp.
                                                            Form 10-K for the
Fiscal Year ended June 30, 2023
                                                            Filed September 28,
2023
                                                            File No. 000-52837

       Dear Marilyn Miller:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year ended June 30, 2023

       Report of Independent Registrered Public Accounting Firm, page F-3

   1. We note that the audit opinion from Michael Gillespie & Associates, PLLC, covers your financial statements
for the 2023 fiscal year, while indicating that your financial statements for the 2022
fiscal year were audited by other auditors.

                                                        In order to comply with
Rule 8-02 of Regulation S-X, which requires two years of audited financial statements in
an annual report, you would need to either obtain permission from the predecessor
independent accountant to reissue the audit report for the earlier year, or engage your current
auditor to conduct a re-audit of those financial statements.

                                                        Please make the
necessary arrangements and file an amendment to your annual report to include an audit
opinion or audit opinions for both fiscal years.
 Marilyn Miller
Golden Star Resource Corp.
February 13, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Mark Wojciechowski at 202-551-3759 or John Cannarella at 202-551-
3337 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMarilyn Miller                           Sincerely,
Comapany NameGolden Star Resource Corp.
                                                           Division of
Corporation Finance
February 13, 2024 Page 2                                   Office of Energy &
Transportation
FirstName LastName